UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 20)


                          The Chalone Wine Group, Ltd.
                          ----------------------------
                                (Name of Issuer)


                           Common Stock (no par value)
                           ---------------------------
                         (Title of Class of Securities)

                                    157639105
                                    ---------
                                 (CUSIP Number)

                            Michael A. Varet, Esquire
                                Piper Rudnick LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6250
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

----------------------------------                            ------------------
CUSIP No. 157639105                   SCHEDULE 13D            Page 2 of 11 Pages
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

        Domaines Barons de Rothschild (Lafite) SCA

------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    |X|
                                                                (b)    |_|

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)    |_|

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        France
------------------------------ ------- -----------------------------------------
NUMBER OF SHARES                  7      SOLE VOTING POWER
 BENEFICIALLY
                                         5,556,103
                               ------- -----------------------------------------
 OWNED BY EACH                    8      SHARED VOTING POWER
REPORTING PERSON
   WITH                                  0
                               ------- -----------------------------------------
                                  9      SOLE DISPOSITIVE POWER

                                         5,556,103
                               ------- -----------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------

------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,556,103
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              |X|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              46.0%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

     This Amendment No. 20 ("Amendment No. 20") amends and supplements the statement on Schedule 13D originally dated April 19, 1989, as amended by Amendment Nos. 1 through 19 (the "Schedule 13D"), previously filed with the Securities and Exchange Commission by Domaines Barons de Rothschild (Lafite) SCA (the "Reporting Person"), with respect to its beneficial ownership of common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation.

     Item 1. Security and Issuer.

     This statement relates to the common stock, no par value (the "Common Stock") of The Chalone Wine Group, Ltd., a California corporation (the
"Company"). The address of the Company's principal executive office is 621 Airpark Road, Napa, California 94585-6272.

     Item 2. Identity and Background.

     This statement is being filed on behalf of the Reporting Person, Domaines Barons de Rothschild (Lafite), a "societe en commandite par actions" (an "SCA") organized and existing under the laws of France ("DBR"). DBR is primarily engaged in the business of owning and managing wine-producing properties, and its principal executive offices are located at 33, rue de la Baume, 75008 Paris, France. Under French law an SCA has characteristics that resemble both a corporation and limited partnership. Previously, filings have reported that DBR was a corporation. However, on review of the matter it appears that characterizing DBR as a limited partnership would be more appropriate.

     DBR's managing partner is La Viticole Participations SCA, an SCA organized and existing under French law ("LVP"), which has its principal executive office at 33, rue de la Baume, 75008 Paris, France. The managing partner of LVP is Bero SCA, an SCA organized and existing under French law ("Bero"), which has its principal executive office at 17, avenue Matignon, 75008 Paris, France. The managing partner of Bero is Baron Eric de Rothschild, whose principal office is also located at 17, avenue Matignon, 75008 Paris, France. LVP is effectively controlled by Societe Civile Chateau Lafite Rothschild ("Chateau Lafite"), which also has its principal executive offices at 33, rue de la Baume, 75008 Paris, France. DBR is effectively controlled by Chateau Lafite and Bero.

     DBR also has a Supervisory Council that has certain powers akin to those of a corporate board of directors. Information is set forth below with regard to the composition of DBR's Supervisory Council.

     The following sets forth with respect to each member of DBR's Supervisory Council and each executive officer of DBR the person's (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or organization where the employment is conducted, and (d) citizenship or jurisdiction in which it is organized:

                       MEMBERS OF THE SUPERVISORY COUNCIL
                        AND PRINCIPAL EXECUTIVE OFFICERS
                                       OF
                   DOMAINES BARONS DE ROTHSCHILD (LAFITE) SCA

     Name, Address and Citizenship
     -----------------------------
     or Place of Organization                      Principal Business/Employment
     ------------------------                      -----------------------------

     (1)   La Viticole de Participations           Holding Company
           SCA ("LVP")
           (Managing Partner
           (Associe commandite gerant))
           33, rue de la Baume
           75008 Paris, France
           France


     (2)   Christophe Salin                        President/Managing
           (Managing Director
           (Gerant Non Associe))                   Director of the
           33, rue de la Baume                     Reporting Person
           75008 Paris, France                     Domaines Barons de
           French                                  Rothschild (Lafite)
                                                   33, rue de la Baume
                                                   75008 Paris, France
                                                   Wine Production

     (3)   Jacques Getten                          Banking (retired)
           (Chairman of the Supervisory Council)
           21, boulevard Beausejour
           75016 Paris, France
           French


     (4)   Mario de Benedetti                      Hirsch & Co. Management &
           (Member of the Supervisory Council)     Consulting S.r.l.
           Via Brera 3                             Via Brera 3
           20121 Milan, Italy                      20121 Milan, Italy
           Italian                                 Management Consulting

     (5)   Gerard Cocrelle                         Chairman
           (Member of the Supervisory Council)     Societe de Gerance
           5, rue Albert de Lapparent              d'Immeubles Municipaux
           75007 Paris, France                     (SGIM)
           French                                  57, rue Pigalle

                                                   75009 Paris, France
                                                   Real Estate

     (6)   The Chalone Wine Group, Ltd.
           (Member of the Supervisory Council)
           621 Airpark Road
           Napa, California 94558
           United States of America

           - represented on the Supervisory
             Council by

                    Thomas B. Selfridge            President
                    621 Airpark Road               The Chalone Wine
                    Napa, California 94558         Group, Ltd.
                    United States of America       621 Airpark Road
                                                   Napa, California 94558
                                                   Wine Production

     (7)   Benjamin de Rothschild                  Chairman of the Supervisory
           (Member of the Supervisory Council)     Council of
           Chateau de Pregny                       La Compagnie Financiere
           Geneva, Switzerland                     Holding Benjamin and
           French                                  Edmond de Rothschild S.A.
                                                   47, rue du Faubourg-Saint-
                                                   Honore
                                                   75008 Paris, France
                                                   Banking

     (8)   Philippe de Nicolay                     Partner
           (Member of the Supervisory Council)     Rothschild & Cie Banque
           2, rue St. Louis en L'Isle              17, avenue Matignon
           75004 Paris, France                     75008 Paris, France
           French                                  Banking

     (9)   Anthony de Rothschild                   Film and television director
           (Member of the Supervisory Council)     A7 Music
           125 Portland Road                       125 Portland Road
           London W11 4LW, England                 London W11 4LW, England
           United Kingdom                          Media

     (10)  Georges Babinet                         Director
           (Member of the Supervisory Council)     Francarep SA
           1, rue Jouvenet                         50, avenue des Champs
           75016 Paris, France                     Elysees
           French                                  75008 Paris, France
                                                   Finance

     (11)  Lionel Zinsou-Derlin                    Partner
           (Member of the Supervisory Council)     Rothschild & Cie Banque
           284, boulevard St. Germain              17, avenue Matignon
           75007 Paris, France                     75008 Paris, France
           French                                  Banking

     During the past five years, none of the individuals or entities named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding violations with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     Response unchanged.

     Item 4. Purpose of Transaction.

     All of the shares of Common Stock acquired by the Reporting Person pursuant to all previously reported transactions were acquired for investment.

          (i) as previously reported by Amendment No. 19 to the Schedule 13D, the Reporting Person may acquire additional shares of Common Stock upon conversion of the $8,250,000 principal amount 9% convertible subordinated promissory note of the

Company, which it acquired on August 21, 2002 (the "Convertible Note"). See Item 6 of Amendment No. 19 to the Schedule 13D.





          (ii) The Common Stock is listed on NASDAQ, which has adopted rules governing the composition of boards of directors of its listed companies. Generally, when they become effective, these rules will require a majority of the board of directors of a listed company to be independent. The Company does not presently have a majority of independent directors on its board of directors. In the case of the Company, these rules will become effective on the date of the first annual meeting of the Company's stockholders held after January 15, 2004. NASDAQ Rule 4350(c), however, exempts a "controlled company" from the requirement that a listed company have a majority of independent directors. Under the NASDAQ rules, a company will be a "controlled company" if the persons who own a majority of its stock acknowledge that they are a "group." In this Amendment No. 20 to Schedule 13D, the Reporting Person affirms that it is a member of a "group" which includes itself and SFI Intermediate Inc. ("SFI"), GHA 1 Holdings, Inc.("GHA") and Phyllis S. Hojel ("Mrs. Hojel") (collectively SFI, GHA and Mrs. Hojel are referred to hereinafter as the "Hojel Group") for purposes of these rules. The Hojel Group will also affirm that it is a member of the same group. The Reporting Person and the Hojel Group together own a majority of the Common Stock of the Company. As a result, the Reporting Person believes that the Company will be treated as a "controlled company" and as such will not be required to comply with the NASDAQ rule referred to above.

     The Reporting Person and the Hojel Group are reviewing their investments in the Company and are conducting, in coordination with the Company's management, a strategic review of the Company's operations, capitalization, opportunities and competitive position. Based upon such review the Reporting Person and the Hojel Group may consider and may support a variety of transactions, including refinancings, disposal of non-core assets, joint ventures, recapitalizations or other transactions that could alter the Company's capital structure or expand or contract its business. In addition, the Reporting Person and the Hojel Group may alone, with each other or together with others acquire additional securities of the Company by way of open market transactions, privately negotiated transactions, conversion of indebtedness, tender offers, business combinations, or other means or any combination thereof, including transactions by which they alone or with each other or together with others might acquire the entire equity of the Company. The Reporting Person and the Hojel Group also may sell some or all of their shares of Common Stock.

     In determining whether to acquire additional shares or to sell some or all of their shares, and in formulating any plan or proposal with respect to any transaction involving the Company, the Reporting Person and the Hojel Group may conduct discussions with management of the Company and may consider and review various factors, including the Company's financial condition, business and prospects, developments in the industry in which the Company is engaged, the benefits and costs of the Company continuing as a reporting company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Person and the Hojel Group, and general economic, monetary and stock market conditions.

     The Reporting Person and the Hojel Group have an informal understanding that their open market purchase or sales of shares of Common Stock that they effect will be coordinated, so that the Reporting Person and the Hojel Group will preserve their relative ownership positions as to the Common Stock. From time to time, the Reporting Person and the Hojel Group may (although they are not obligated to do so) place orders with the same brokers, who will be instructed to allocate any shares of Common Stock purchased or sold in such a manner. Each of the Reporting Person and the Hojel Group is free to terminate the understanding with respect to coordinated purchases or sales of additional shares of Common Stock at any time.

     The Reporting Person and the Hojel Group do not and will not have any beneficial interest in the shares of Common Stock owned or purchased by the other and the Reporting Person specifically disclaims any beneficial interest in the shares of Common Stock owned by the Hojel Group.

     Except as described herein and in Amendment No. 17 to the Schedule 13D (relating to a voting agreement), the Reporting Person and the Hojel Group do not have any understanding as to voting, dispositions or other matters relating to any shares of Common Stock, which they presently own or may acquire.

     Except as stated above, the Reporting Person does not have any present plans or proposals, which relate to or would result in any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     (a) As of September 30, 2003, the Reporting Person beneficially owned an aggregate of 5,556,103 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person represent 46.0% of the Common Stock outstanding, based upon a total of 12,077,572 shares of Common Stock outstanding on November 14, 2003 as reported on the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2003.

     Based upon information provided to the Reporting Person by the Hojel Group, the Hojel Group beneficially owns 2,218,154 shares of Common Stock, representing 18.4% of the outstanding Common Stock. As a result, to the knowledge of the Reporting Person, the member of the group (consisting of the Reporting Person and the Hojel Group) beneficially own an aggregate of 7,774,257 shares of Common Stock, representing approximately 64.4% of the 12,077,572 shares of such class outstanding.

     The Reporting Person expressly declares that it has no beneficial ownership interest in any of the shares of Common Stock owned by the Hojel Group.

     (b) Except to the extent that voting power may be deemed to be shared with SFI as the result of the Voting Agreement (as described in Amendment No. 17 to the Schedule 13D) the Reporting Person has sole voting power and sole power to direct the disposition of all the 5,556,103 shares of Common Stock which it owns.

     (c) The Reporting Person has not acquired any shares of Common Stock in the past sixty days, or since the most recent filing of the Schedule 13D, whichever is less.

     (d) Not applicable.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is supplemented as follows:

     See response to Item 4 regarding an understanding between the Reporting Person and the Hojel Group with respect to the acquisition or sale of shares of Common Stock.

     Item 7. Materials to be Filed as Exhibits.

     The following are filed herewith as Exhibits:

              Exhibit                   Description
              -------                   -----------
              7.1                       Power of Attorney

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2003
--------------------------------------------------------------------------------
Date

/s/ Michael A. Varet
--------------------------------------------------------------------------------
Signature

Michael A. Varet/Attorney-in-Fact
--------------------------------------------------------------------------------
Name/Title